January 6, 2020

John A. Herrmann, III
Senior Vice President and General Counsel
Novavax, Inc.
21 Firstfield Road
Gaithersburg, Maryland 20878

       Re: Novavax, Inc.
           Registration Statement on Form S-3
           Filed December 31, 2019
           File No. 333-235761

Dear Mr. Herrmann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Paul M. Kinsella